UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated July 31, 2020 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: July 31, 2020

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	July 31, 2020

Outcome of the Board Meeting: Audited Standalone Financial Results and Unaudited Consolidated Financial Results of the Company for the quarter ended June 30, 2020 (“Results”)

With further reference to our letter No. Sc-16061 dated July 25, 2020 and in accordance with Regulation 30 read with Schedule III of the SEBI Listing Regulations, we hereby inform you that the Board at their Meeting held today, has approved and taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the quarter ended June 30, 2020, pursuant to Regulation 33 of the SEBI Listing Regulations.

These results and the Press Release are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Board meeting held today commenced at 1.30 p.m and concluded at 4.15 p.m.

News Release – 2	July 31, 2020
Tata Motors Group Results-Q1FY21

Q1 FY21 adversely impacted by COVID 1 9

•  Revenue ₹32.0KCr; PBT ₹ (6.2) KCr

•  JLR delivers PBT in line with last year despite 44% drop in revenue

•  Cash outflow significantly lower than guidance and primarily due to working capital unwind

MUMBAI, JULY 31, 2020: TATA MOTORS LTD ANNOUNCED ITS RESULTS FOR QUARTER ENDING JUNE 30, 2020.

Q1FY21	Conso (₹ Cr Ind AS)		JLR (£M, IFRS)		TML (S) (₹Cr, Ind AS)
	Q1 FY’21	Vs. PY	Q1 FY’21	Vs. PY	Q1 FY’21	Vs. PY
Net Revenue	31,983	(48%)	2,859	(44%)	2,687	(80%)
EBITDA (%)	2.6	(350bps)	3.5	(70bps)	(28.6)	(3520bps)
EBIT (%)	(15.0)	(1240bps)	(13.6)	(810bps)	(60.6)	(6140bps)
PBT	(6,184)	—	(413)	—	(2,190)	—

JAGUAR LAND ROVER (JLR)-FY20	TATA MOTORS (STANDALONE, INCL JO)-FY 20

•  Retails down 42% to 74.1K units

•  Net Revenue down 44% to £2.9B

•  EBIT at (13.6) %

•  Loss before tax at £ 413m

•  Investments: £548m in products and technologies, lower by £247m YoY

•  Free Cash Flows of £ (1.5) B, better than expected

•  Retails: CV down 97% to 3.1K; PV down 55% to 18.6K units

•  Net Revenue down 80% to ₹ 2.7K Cr

•  EBIT at (60.6) %

•  Loss before tax at ₹ 2,190Cr.

•  Investments: ₹ 492 Cr in products and technologies, lower by ₹ 454 Cr YoY

•  Free cash flows of ₹ (4.3) KCr, better than expected

JLR: The quarter reflected the full impact of COVID-19 with temporary retailer and plant shutdowns for most part of the quarter. However, the transformation programme continued to ghn momentum resulting in positive EBITDA despite significant volume drop in the quarter and lower cash outflow as compared to the earlier expectations. Project Charge delivered £1.2b of cost, profit, and cash flow improvements in the quarter.

TML: In India, the nationwide lockdown resulted in the production and retailer shutdowns for major part of the quarter and heavily impacted the volumes. For TML, Q1 was marked by successful transition to BSVI and a sharp increase in PV market shares to 9.5% with the “New Forever” range. Negative operating leverage impacted the performance significantly. However, cash out flows were better than earlier expectations driven by the improvement initiatives which yielded ₹ 1020Cr of cash savings in the quarter.

Outlook: The outlook remains uncertain for the year with infections continuing to rise and intermittent lockdowns in many countries. However, we expect a gradual recovery of demand and supply in the coming months. In this context, we are committed to significantly deleveraging the business in the coming years and aim to generate positive free cash flows over last 3 quarters of the year by focusing on better front end activations of our exciting product range, and executing our cost and cash savings with rigour.

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Covid-19 resulted in temporary retailer and plant shutdowns, significantly impacting sales and profits

•	Retail sales of 74,067 vehicles fell 42.4% y-o-y but improved month by month through the quarter with June down 24.9%

•	Revenues of £2.9b and Loss before tax of £413m, only down slightly y-o-y after £500m of Charge+ cost actions

•	Chery Jaguar Land Rover JV in China achieved breakeven in the quarter

•	FCF outflow of £1.5b, includes £1.1b one-time working capital unwind and is about £500m better than guidance

•	Charge+ delivered £1.2b of cost and cash improvement in the quarter and Jaguar Land Rover has increased the FY21 full year target further from £1.5b to £2.5b, raising the lifetime target to £6b

•	Liquidity at 30th June was £4.7b, comprising £2.75b of cash and short term investments and £1.9b undrawn credit facility

FINANCIALS

The Covid-19 pandemic continued to significantly impact the business in Q1FY21, with retail unit sales down 42.4% year-on-year. However, monthly sales improved during the quarter across all regions as economies re-opened, with June sales down 24.9%. About 98% of Jaguar Land Rover’s retailers worldwide are now fully or partially open and all the company’s plants have resumed manufacturing, except for the Castle Bromwich facility, which will gradually restart from 10th August.

Revenue was £2.9b in the quarter and the company made a pre-tax loss of £413m. However, this was only down £18m year-on-year and the EBITDA margin was 3.5% with £500m of Charge+ cost actions substantially offsetting the lower sales. Free cash flow was negative £1.5b, primarily reflecting a one-time working capital outflow of £1.1b. Reassuringly, the Chery Jaguar Land Rover Joint Venture in China achieved break-even profits in the quarter. Overall, these results were better than expected with total cost and cash flow improvements of £1.2b realised in the quarter from the Charge+ program. The company successfully completed about £650m of new funding and ended the quarter with solid liquidity of £4.7b including £2.75b of cash and short-term investments and £1.9b undrawn revolving credit facility.

LOOKING AHEAD

Sales of the New Land Rover Defender started to ramp up in the UK, Europe and North America with China and other markets starting from July onwards. Plug-in hybrid and the Hard-Top commercial derivatives will be available later in the year. The expected recovery in sales will also be supported by the newly revealed enhancements to the Range Rover and Range Rover Sport. These flagship vehicles are now available with special editions and a suite of upgrades, including Jaguar Land Rover’s new 3.0-litre straight-six cylinder Ingenium diesel engine with Mild Hybrid Electric Vehicle technology. Both feature advanced connectivity with Apple CarPlay and Android Auto offered as standard. Passenger wellbeing has been enhanced with new Cabin Air Ionisation, which filters harmful particulates and improves interior air quality.

For the rest of FY21, Jaguar Land Rover will continue to manage costs and investment spending rigorously. After realising £1.2b of total cost and cash improvements under Charge+ in the quarter, the company has increased its target for FY21 from £1.5b to £2.5b. This brings the total Charge+ savings so far to £4.7b, with a target of £6b by the end of March 2021. While the outlook remains uncertain, we expect a gradual increase in sales, profitability and cash flow over the year. In Q2FY21, volumes may not pick up sufficiently to generate a profit, however, cash flow is expected to be positive, supported by improved working capital and continued savings. Investment spending is expected to be £2.5b for FY21.

Prof Sir Ralf Speth, JLR Chief Executive commented, “Jaguar Land Rover has reacted with resilience and agility to the extraordinary challenges faced in the first three months of FY21 adapting rapidly to the widespread macroeconomic disruption and uncertainty. Through this period, we have continued to bring outstanding new vehicles to market, electrifying our multi-award-winning range and building the new Land Rover Defender, an icon reimagined for the digital age. As the lockdowns ease, we will emerge from the pandemic with our most advanced product range yet, and with the financial and operating measures in place to return to long-term sustainable profit. The fundamental strengths of Jaguar Land Rover have been tested in 2020, and we will pass this test to succeed in the future. Our exciting pipeline of new, advanced products places us at the forefront of our industry. We have a clear plan, a highly skilled, creative team, and unparalleled technical capabilities. I look forward to working with my successor Thierry Bolloré as Jaguar Land Rover focuses on its Destination Zero mission, and seeks to deliver the autonomous, connected, electric and shared experiences that our customers will love, for life with integrity.”

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	COVID-19 lockdown deeply impacted the volumes in both CV and PV

•

Amidst subdued demand environment, Q1 was marked by successful transition to BSVI across the range of commercial vehicles and a steep improvement in PV market shares with our “New Forever” range incl. the newly launched Altroz

•	Gradual restart of operations at plants and dealerships from mid-May

•	CV retails at 3.1K. Market share in MHCV up 1440 bps as compared with FY20

•	PV retails at 18.6K. Market share in Passenger Cars up 840 bps and UVs up 50 bps as compared with FY20

•	Encouraging response to EVs, 289 EVs sold during the quarter.

•	EBITDA margins impacted due to adverse mix and negative operating leverage.

•	₹ 1020Cr delivered out of the ₹ 6000Cr of cost and cash savings targeted for the year.

•	Strong liquidity position as at end of the quarter amounting to ₹ 6.9 KCr

FINANCIALS

The Company responded quickly to the current crisis and instituted rigorous cost and investment controls to conserve cash as much as possible and managed the supply chain nimbly to restart operations as soon as possible in May-20 while taking care to ensure the safety of our employees.

In Q1FY21 wholesales (including exports) decreased 81.5% to 25,294 units. In the domestic volumes were down by: M&HCV -92.1%, ILCV -92.1%, SCV & Pick Ups -85.4% and CV Passenger -97.2%. Domestic PV volumes were down 60.6% .Overall domestic retails were lower than wholesales by 2.5K units as pipeline inventory in CV improves.

Revenue for the quarter decreased 80% to ₹ 2.7KCr and pre-tax loss before exceptional items was ₹ 2,141Cr (against pre-tax loss of ₹ 40Cr in Q1FY20) due to steep volume decline and negative operating leverage. Free cash flow for the quarter was ₹ (4.3) KCr, better than expected as the company drove the cost and cash savings agenda hard with ₹ 1020Cr delivered in Q1FY21. The investment spends were reduced significantly to ₹ 492 Cr for the quarter. The company ended the first quarter with a strong liquidity of ₹ 6.9 KCr.

LOOKING AHEAD

We look forward to a gradual pickup in demand and supply situation on the back of overall economic recovery expected in H2FY21. The company will focus on conserving cash by rigorously managing cost and investment spends to protect liquidity. The company has called out a cash improvement program of ₹ 6000Cr including a cost improvement program of ₹ 1500Cr. Capex is expected to be around ₹ 1500Cr for FY21. Due to these actions, the company expects improving cash flows for the remainder of the year and expects to end the FY21 with positive free cash flows.

Guenter Butschek, CEO and MD, Tata Motors, said, “The COVID-19 pandemic has deeply impacted the auto industry in Q1FY21. Post a calibrated restart at all plants in mid-May, we gradually scaled up our capacity while prudently safeguarding the health and wellbeing of our employees as well as the larger ecosystem. Even as we continue to address the challenges, we see some disruption due to the intermittent shutdowns and supply chain bottlenecks. We have witnessed some green shoots emerging in PV owing to some pent up demand pre COVID, and are hopeful for a full recovery of the CV industry by end of the fiscal year, with a gradual pickup of demand, aligned to the economic recovery. We remain focused on making Tata Motors more agile to improve our market, operational and financial performance by reducing costs, generating free cash flows and providing the best in class customer experience.”

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 165Cr to ₹ 1,877Cr during Q1FY’21 vs prior year due to higher gross borrowings as compared to Q1FY’20

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹ 60Cr compared with a loss of ₹ 245Cr in prior year. Other income (excluding grants) was ₹ 228Cr versus ₹ 292Cr in the prior year

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative ₹ 18.2 KCr (as compared to negative ₹ 11.6K Cr in Q1FY 20) reflecting the adverse working capital and wider disruptions caused by the plant and retailer shutdowns across both India business and Jaguar Land Rover

TAX EXPENSES

The tax expenses for quarter ended June 30, 2020 was ₹ 2.2KCr, representing an Effective Tax Rate (“ETR”) of (36)% impacted by non-recognition of Deferred Tax Assets on UK tax losses and pension charges going through Other Comprehensive Income

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	July 31, 2020

Independent Auditors Report (Consolidated)

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net loss after tax (net) and total comprehensive loss (net) of its associates and joint ventures for the quarter ended 30 June 2020 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

Limited Review Report on Unaudited Quarterly Consolidated Financial of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

5.

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2020 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures upto the third quarter of the previous financial year. The figures upto the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

6.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

7.

The managerial remuneration paid to the CEO and Managing Director of the Parent amounting to Rs.16.48 crores for the financial year ended 31 March 2020, as reported in the financial statements for the year ended 31 March 2020, exceeded the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013 by Rs.11.82 crores. This amount excluded Performance Bonus and Long Term Incentives aggregating Rs. 2.80 crores, which has been determined and approved by the Nomination and Remuneration Committee of the Parent in its meeting held on 15 July 2020, and such amount also exceeds the prescribed limits. As per the provisions of the Companies Act, 2013 this excess remuneration aggregating Rs. 14.62 crores is subject to approval of the shareholders which the Parent proposes to obtain in the forthcoming Annual General Meeting. Our conclusion is not modified in respect of this matter.

8.

We draw your attention to Note 6 to the Statement, which describes the Management’s assessment of COVID-19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial results including but not limited to its assessment of the Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for loan losses for the Group’s vehicle financing business and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the global automotive industry, a definitive assessment of impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial results. Our conclusion is not modified in respect of this matter.

Limited Review Report on Unaudited Quarterly Consolidated Financial of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

9.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total revenues (before consolidation adjustments) of Rs. 686.52 crores, total net profit after tax (before consolidation adjustments) of Rs. 88.43 crores and total comprehensive income (before consolidation adjustments) of Rs. 87.71 crores for the quarter ended 30 June 2020, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

We did not review the interim financial statements / financial information / financial results of 71 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total revenues (before consolidation adjustments) of Rs. 27,716.41 crores, total net loss after tax (before consolidation adjustments) of Rs. 6,212.97 crores and total comprehensive loss (before consolidation adjustments) of Rs.13,653.36 crores, for the quarter ended 30 June 2020, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net profit after tax (net) of Rs. 2.92 crores and total comprehensive income (net) of Rs. 2.92 crores, for the quarter ended 30 June 2020, as considered in the Statement, in respect of four associates and two joint ventures, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint ventures, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 71 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

Limited Review Report on Unaudited Quarterly Consolidated Financial of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

10.

The Statement includes the interim financial statements / financial information / financial results of six subsidiaries and thirteen step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total revenues (before consolidation adjustments) of Rs. 63.58 crores, total net loss after tax (net) (before consolidation adjustments) of Rs. 34.02 crores and total comprehensive loss (net) (before consolidation adjustments) of Rs. 34.20 crores for the quarter ended 30 June 2020, as considered in the Statement. The Statement also includes the Group’s share of net loss after tax of Rs. 59.25 crores and total comprehensive loss of Rs. 63.21 crores for the quarter ended 30 June 2020, as considered in the consolidated unaudited financial results, in respect of four associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Mumbai	Membership No: 049265
31 July 2020	UDIN: 20049265AAAAAX3014

Limited Review Report on Unaudited Quarterly Consolidated Financial Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1 : List of entities consolidated as at 30 June 2020

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	TML Business Services Limited (Name changed from Concorde Motors (India) Limited w.e.f March 31, 2020).

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12	Tata Marcopolo Motors Limited

13	Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiary of TML Business Services Limited

14	TML Business Analytical Services Limited

(ii) Subsidiaries of TML Holdings Pte. Ltd.

15	Tata Daewoo Commercial Vehicle Company Limited

16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

17	Tata Motors (Thailand) Limited

18	Tata Motors (SA) (Proprietary) Limited

19	PT Tata Motors Indonesia

20	PT Tata Motors Distribusi Indonesia

21	TMNL Motor Services Nigeria Limited

22	Jaguar Land Rover Automotive plc

(iii) Subsidiaries of Jaguar Land Rover Automotive plc

23	Jaguar Land Rover Holdings Limited

(iv) Subsidiaries of Jaguar Land Rover Holdings Limited

24	Jaguar Land Rover Limited

25	Jaguar Land Rover (China) Investment Co. Ltd

26	Limited Liability Company “Jaguar Land Rover” (Russia)

(v) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

27	Shanghai Jaguar Land Rover Automotive Services Company Limited

(vi) Subsidiaries of Jaguar Land Rover Limited

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

28	Jaguar Land Rower Austria GmbH

29	Jaguar Land Rover Japan Limited

30	JLR Nominee Company Limited

31	Jaguar Land Rover Deutschland GmbH

32	Jaguar Land Rover Classic Deutschland GmbH

33	Jaguar Land Rover North America LLC

34	Jaguar Land Rover Nederland BV

35	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

36	Jaguar Land Rover Australia Pty Limited

37	Jaguar Land Rover Italia Spa

38	Jaguar Land Rover Korea Company Limited

39	Jaguar Land Rover Canada ULC

40	Jaguar Land Rover France, SAS

41	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

42	Jaguar Land Rover (South Africa) Holdings Limited

43	Jaguar Land Rover India Limited

44	Jaguar Land Rover Espana SL

45	Jaguar Land Rover Belux NV

46	Jaguar Cars South Africa (Pty) Limited

47	Jaguar Cars Limited

48	Land Rover Exports Limited

49	Land Rover Ireland Limited

50	The Daimler Motor Company Limited

51	Daimler Transport Vehicles Limited

52	S.S. Cars Limited

53	The Lanchester Motor Company Limited

54	Jaguar Land Rover Pension Trustees Limited

55	Jaguar Land Rover Slovakia s.r.o

56	Jaguar Land Rover Singapore Pte. Ltd.

57	Jaguar Racing Limited

58	InMotion Ventures Limited

59	Jaguar Land Rover Colombia S.A.S

60	Jaguar Land Rover Ireland (Services) Limited

61	Jaguar Land Rover Mexico, SAPi de CV

62	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

63	Jaguar Land Rover Taiwan Company LTD

64	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

65	Jaguar Land Rover Hungary KFT

66	Jaguar Land Rover Ventures Limited (Incorporated on 16 May 2019)

67	Spark44 (JV) Limited

68	Bowler Motors Limited (Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020.

69	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

(vii) Subsidiaries of Spark44 (JV) Limited

70	Spark44 Pty. Ltd. (Sydney)

71	Spark44 GMBH (Frankfurt)

72	Spark44 LLC (LA & NYC)

73	Spark44 Shanghai Limited (Shanghai)

74	Spark44 Middle East DMCC (Dubai)

75	Spark44 Demand Creation Partners Limited (Mumbai)

76	Spark44 Limited (London & Birmingham)

77	Spark44 Pte Ltd (Singapore)

78	Spark44 Communication SL (Madrid)

79	Spark44 SRL (Rome)

80	Spark44 Seoul Limited (Seoul)

81	Spark44 Japan KK (Tokyo)

82	Spark44 Canada Inc (Toronto)

83	Spark44 Pty. Limited (South Africa)

84	Spark44 Taiwan Limited (Taiwan)

85	Spark44 Colombia S.A.S (Colombia)

(viii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

86	Jaguar Land Rover (South Africa) (Pty) Limited

(ix) Subsidiaries of InMotion Ventures Limited

87	Lenny Insurance Limited (Name changed from InMotion Ventures 1 Limited w.e.f 6 September 2019)

88	InMotion Ventures 2 Limited

89	InMotion Ventures 3 Limited

90	InMotion Ventures 4 Limited

(x) Subsidiaries of Tata Technologies Ltd.

91	Tata Technologies Pte. Limited

92	Tata Technologies (Thailand) Limited

93	Tata Technologies Inc.

94	Tata Manufacturing Technologies (Shanghai) Co. Limited

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

95	INCAT International Plc.

96	Tata Technologies Europe Limited

97	Escenda Engineering AB

98	Tata Technologies de Mexico, S.A. de C.V.

99	Cambric GmbH

100	Cambric Limited

101	Incat Gmbh

102	Tata Technlogies SRL Romania

(xi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

103	Tata Motors Finance Solutions Limited

104	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS - ASSOCIATES

105	Jaguar Cars Finance Limited

106	Synaptiv Limited

107	Cloud Car Inc

108	Drive Club Service Pte Ltd

109	Automobile Corporation of Goa Limited

110	Nita Company Limited

111	Tata Hitachi Construction Machinery Company Private Limited

112	Tata Precision Industries (India) Limited

113	Tata AutoComp Systems Limited

(D) TATA MOTORS - JOINT OPERATIONS

114	Tata Cummins Private Limited

115	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES

116	Chery Jaguar Land Rover Automotive Company Limited

117	JT Special Vehicles Private Limited

118	Tata HAL Technologies Limited

119	Loginomic Tech Solutions Private Limited

News Release – 4	July 31, 2020

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2020
		Quarter ended				Year ended
		June 30,		March 31,	June 30,	March 31,
	Particulars	2020		2020	2019	2020
		Unaudited		Audited [Refer Note 10]	Unaudited	Audited
	Revenue from operations
I	(a) Revenue		31,481.86	61,949.39	60,830.16	258,594.36
	(b) Other Operating Revenues		501.20	543.57	636.83	2,473.61
	Total Revenue from Operations (a)+(b)		31,983.06	62,492.96	61,466.99	261,067.97
II	Other income (includes Government incentives)		606.53	564.47	835.99	2,973.15
III	Total Income (I + II)		32,589.59	63,057.43	62,302.98	264,041.12
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		9,941.51	38,464.14	39,406.68	152,968.74
	(ii) Basis adjustment on hedge accounted derivatives		(25.14)	248.18	(75.58)	(297.27)
	(b) Purchase of products for sale		1,724.92	2,946.54	3,088.81	12,228.35
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		8,279.95	(849.22)	(2,644.45)	2,231.19
	(d) Employee benefits expense (refer note 8)		5,694.26	7,698.73	7,719.57	30,438.60
	(e) Finance costs		1,876.81	1,952.81	1,711.57	7,243.33
	(f) Foreign exchange (gain)/loss (net)		(47.14)	1,682.42	137.53	1,738.74
	(g) Depreciation and amortisation expense		5,599.37	5,814.86	5,111.72	21,425.43
	(h) Product development/Engineering expenses		1,094.92	1,286.46	794.00	4,188.49
	(i) Other expenses		7,442.73	14,899.41	14,289.41	57,087.46
	(j) Amount transferred to capital and other account		(2,805.65)	(4,574.60)	(4,106.92)	(17,503.40)
	Total expenses (IV)		38,776.54	69,569.73	65,432.34	271,749.66
V	Profit/(loss) before exceptional items and tax (III - IV)		(6,186.95)	(6,512.30)	(3,129.36)	(7,708.54)
VI	Exceptional Items
	(a) Employee separation cost		—	231.92	108.82	436.14
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	10.07	—	(73.04)
	(c) Provision for impairment of Passenger Vehicle Business (refer note 3)		—	1,418.64	—	1,418.64
	(d) Provision for Onerous Contracts (refer note 4)		—	777.00	—	777.00
	(e) Provision/(reversal) for cost of closure of operation of a subsidiary		(3.22)	(4.16)	—	(65.62)
	(f) Provision for impairment in subsidiaries (refer note 5)		—	353.20	—	353.20
	(g) Provision for loans given to a Joint ventures		—	13.98	—	25.12
VII	Profit/(loss) before tax (V - VI)		(6,183.73)	(9,312.95)	(3,238.18)	(10,579.98)
VIII	Tax expense/(credit) (net)
	(a) Current tax		126.11	628.01	439.89	1,893.05
	(b) Deferred tax (refer note 7)		2,074.38	(269.71)	(243.82)	(1,497.80)
	Total tax expense/(credit) (net)		2,200.49	358.30	196.07	395.25
IX	Profit/(Loss) for the period from continuing operations (VII - VIII)		(8,384.22)	(9,671.25)	(3,434.25)	(10,975.23)
X	Share of profit/(loss) of joint ventures and associates (net)		(59.76)	(192.50)	(245.41)	(1,000.00)
XI	Profit/(Loss) for the period (IX + X)		(8,443.98)	(9,863.75)	(3,679.66)	(11,975.23)
	Attributable to:
	(a) Shareholders of the Company		(8,437.99)	(9,894.25)	(3,698.34)	(12,070.85)
	(b) Non-controlling interests		(5.99)	30.50	18.68	95.62
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(8,029.68)	11,789.75	1,369.80	9,363.21
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		1,532.95	(1,913.00)	(218.07)	(1,505.43)
	(B) (i) Items that will be reclassified to profit or loss		(1,130.13)	(4,594.23)	(2,700.42)	3,927.38
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		187.26	915.59	150.48	(280.69)
	Total other comprehensive income/(loss)		(7,439.60)	6,198.11	(1,398.21)	11,504.47
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		(15,883.58)	(3,665.64)	(5,077.87)	(470.76)
	Attributable to:
	(a) Shareholders of the Company		(15,876.21)	(3,702.74)	(5,089.52)	(578.88)
	(b) Non-controlling interests		(7.37)	37.10	11.65	108.12
XIV	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	679.22	719.54
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)					62,358.99
XVI	Earnings/(loss) per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(23.46)	(27.50)	(10.89)	(34.88)
	(b) Diluted EPS	₹	(23.46)	(27.50)	(10.89)	(34.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(23.46)	(27.50)	(10.89)	(34.88)
	(b) Diluted EPS	₹	(23.46)	(27.50)	(10.89)	(34.88)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing

b)	Others: Others consist of IT services and Insurance Broking services.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

					(₹ in crores)
		Quarter ended			Year ended
		June, 30	March 31,	June, 30	March 31,
		2020	2020	2019	2020
	Particulars	Unaudited	Audited [Refer Note 10]	Unaudited	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	2,136.75	7,939.16	11,079.42	36,329.44
	(b) Passenger Vehicle	1,177.29	2,495.85	3,188.35	10,481.74
	(c) Corporate/Unallocable	26.27	24.64	40.90	215.53
	- Vehicle Financing	959.27	1,035.93	1,065.51	4,295.49
	- Jaguar and Land Rover	27,374.32	50,561.29	45,660.98	208,040.02
	Less: Intra segment eliminations	(20.28)	(7.93)	—	(70.59)

	-Total	31,653.62	62,048.94	61,035.16	259,291.63
II.	Others	528.62	758.75	760.67	3,047.07

	Total Segment Revenue	32,182.24	62,807.69	61,795.83	262,338.70
	Less: Inter segment revenue	(199.18)	(314.73)	(328.84)	(1,270.73)

	Revenue from Operations	31,983.06	62,492.96	61,466.99	261,067.97

B.	Segment results before other income (excluding Government Incentives), finance costs,
	foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(1,094.58)	(571.48)	493.69	(368.22)
	(b) Passenger Vehicle	(661.51)	(989.64)	(317.57)	(2,867.58)
	(c) Corporate/Unallocable	(53.07)	(117.26)	(66.53)	(255.86)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(38.69)	110.88	(145.37)	(224.60)
	- Jaguar and Land Rover	(3,494.86)	(2,251.15)	(2,390.60)	594.05

	-Total	(5,342.71)	(3,818.65)	(2,426.38)	(3,122.21)
II.	Others	25.88	111.82	86.03	382.32

	Total Segment results	(5,316.83)	(3,706.83)	(2,340.35)	(2,739.89)
	Less: Inter segment eliminations	14.48	4.65	(37.37)	(55.43)

	Net Segment results	(5,302.35)	(3,702.18)	(2,377.72)	(2,795.32)
	Add/(Less) : Other income (excluding Govt. Incentives)	228.47	96.34	292.09	989.54
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,160.21)	(1,224.04)	(906.20)	(4,164.02)
	Add/(Less) : Foreign exchange gain/(loss) (net)	47.14	(1,682.42)	(137.53)	(1,738.74)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	3.22	(149.20)	—	(10.41)
	(b) Passenger Vehicle	—	(2,558.91)	(0.05)	(2,576.04)
	(c) Corporate/Unallocable	—	(4.69)	(0.09)	(15.91)
	- Vehicle Financing	—	(9.30)	—	(9.30)
	- Jaguar and Land Rover	—	(78.55)	(108.68)	(259.78)

	Total Profit/(loss) before tax	(6,183.73)	(9,312.95)	(3,238.18)	(10,579.98)

		As at June 30,	As at June 30,	As at March 31,
		2020	2019	2020
C.	Segment Assets	Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	25,873.73	29,142.10	26,016.50
	(b) Passenger Vehicle	16,002.60	19,206.61	16,150.81
	(c) Corporate/Unallocable	1,712.53	2,950.31	3,614.16
	- Tata and other brands vehicles—Assets held for sale	193.38	168.40	194.43
	- Vehicle Financing	34,029.17	36,987.43	33,587.64
	- Jaguar and Land Rover	172,470.77	170,511.60	187,333.67

	-Total	250,282.18	258,966.45	266,897.21
II.	(a) Others	2,393.60	2,242.55	2,440.21

	Total Segment Assets	252,675.78	261,209.00	269,337.42
	Less: Inter segment eliminations	(1,324.66)	(1,408.84)	(1,394.69)

	Net Segment Assets	251,351.12	259,800.16	267,942.73
	Investment in equity accounted investees
	Tata and other brands vehicles—Corporate/Unallocable	428.02	422.20	468.96
	- Vehicle Financing	—	2.66	—
	- Jaguar and Land Rover	3,385.91	3,963.91	3,384.36
	- Others	545.19	594.72	565.57
	Add : Unallocable assets	42,434.19	36,040.26	49,759.64

	Total Assets	298,144.43	300,823.91	322,121.26

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	10,329.12	15,216.56	13,101.11
	(b) Passenger Vehicle	4,039.77	3,324.03	4,962.39
	(c) Corporate/Unallocable	1,469.94	1,424.67	1,456.84
	- Vehicle Financing	500.70	649.38	528.49
	- Jaguar and Land Rover	90,834.30	105,593.87	107,123.37

	-Total	107,173.83	126,208.51	127,172.20
II.	(a) Others	799.85	764.84	787.93

	Total Segment Liabilities	107,973.68	126,973.35	127,960.13
	Less: Inter segment eliminations	(275.52)	(335.05)	(330.98)

	Net Segment Liabilities	107,698.16	126,638.30	127,629.15
	Add : Unallocable liabilities	142,460.47	118,872.87	130,600.02

	Total Liabilities	250,158.63	245,511.17	258,229.17

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 31, 2020.
2)

During the year ended March 31, 2020, the Company has allotted Ordinary Shares and Convertible Warrants (‘Warrants’) on a Preferential basis to Tata Sons Pvt Ltd. Of the total amount of ₹ 6,494 crores, an amount of ₹ 3,892 crores has been received and is being utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has utilised amount of ₹ 3,712 crores as at June 30, 2020.

3)

The Company assessed the recoverable amount of Passenger vehicle business (TML Standalone), which represent a single cash-generating unit (CGU), as at March 31, 2020, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU due to change in market conditions. This has resulted in an impairment of ₹ 1,418.64 crores being recognized as exceptional charge for the quarter and year ended March 31, 2020.

4)

During the quarter and year ended March 31, 2020, a provision has been recognized for certain supplier contracts, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

5)

As a result of change in market conditions, the Company performed an impairment assessment for assets forming part of wholly owned subsidiaries Tata Motors European Technical Center PLC (TMETC) and Trilix S.r.l (Trilix). The recoverable amount of these assets were estimated to be lower than their carrying value and this resulted in an impairment charge of ₹ 297.49 crores and ₹ 55.71 crores in TMETC and Trilix, respectively during the quarter and year ended March 31, 2020.

6)

The COVID-19 pandemic has been rapidly spreading throughout the world, including India and other countries where the Group has its operations. Governments around the world have been taking significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities.Consequently, Group’s manufacturing plants and offices had to be closed down for a considerable period of time, during the quarter ended June 30, 2020. As a result of the lockdown, the revenue for the quarter ended June 30, 2020 has been impacted. Continued lockdowns are likely to impact the Group operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Further, the Reserve Bank of India (RBI) has announced moratorium on loan repayments for specific borrower segments which impacts Group’s vehicle financing business in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic and the resultant lockdowns in the preparation of the financial statements including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns on the overall economic activity globally and in particular the countries where the Group operates and in particular on the global automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

7)

The tax expenses for the quarter ended June 30, 2020 is ₹ 2,200.49 crores. Movement in pension valuation in Jaguar Land Rover, on account of changes in financial assumptions during the quarter has resulted in a deferred tax credit of ₹ 1,677.85 crores which was recognized in the Other Comprehensive Income. Deferred tax asset arising from the pension valuation, certain other temporary differences and losses have been written down since the Company has restricted recognition of net deferred tax asset based on its assessment of recoverability, resulting in a deferred tax charge of ₹ 2,074.38 crores in the statement of profit and loss account.

8)	Employee benefits expense for the quarter ended June 30, 2020 is net of Government grants received by Jaguar Land Rover, a subsidiary company amounting to ₹ 1,168.27 crores (GBP 124 million).
9)

In July, 2020, TML Holdings Pte Ltd has refinanced the GBP 190 million (₹ 1,763.17 crores) loan with credit enhanced notes due 2023 and loan with tenor of 5 years from Bank of Baroda and State Bank of India, respectively.

10)

Figures for the quarter ended March 31, 2020, represent the balancing figures between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2019, which were subject to limited review.

11)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter ended June 30, 2020.

Tata Motors Limited

Guenter Butschek
Austria, July 31, 2020	CEO & Managing Director

News Release – 5	July 31, 2020

Independent Auditors Report (Standalone)

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the quarter ended 30 June 2020, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation as was audited by the other auditor, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income and other financial information for the quarter ended 30 June 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in sub paragraph (a) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

1

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Emphasis of Matter

a)

The managerial remuneration paid to the CEO and Managing Director of the Company amounting to Rs.16.48 crores for the financial year ended 31 March 2020, as reported in the financial statements for the year ended 31 March 2020, exceeded the prescribed limits under Section 197 read with Schedule V to the Companies Act, 2013 by Rs.11.82 crores. This amount excluded Performance Bonus and Long Term Incentives aggregating Rs. 2.80 crores, which has been determined and approved by the Nomination and Remuneration Committee of the Company in its meeting held on 15 July 2020, and such amount also exceeds the prescribed limits. As per the provisions of the Companies Act, 2013 this excess remuneration aggregating Rs. 14.62 crores is subject to approval of the shareholders which the Company proposes to obtain in the forthcoming Annual General Meeting.

b)

We draw your attention to Note 8 to these financial results, which describes the Management’s assessment of the impact of COVID -19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial results including but not limited to its assessment of liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the automotive industry, a definitive assessment of the impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial results.

Our opinion is not modified in respect of the above matters.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These standalone quarterly financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of respective company.

2

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the Company to express an opinion on the standalone financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in para (a) of the section titled “Other Matters” in this audit report.

We communicate with those charged with governance of the Company and such joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

3

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results (continued)

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matters

a)

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect total revenue (before consolidation adjustments) of Rs. 686.52 crores and net profit after tax (before consolidation adjustments) of Rs. 88.43 crores for the quarter ended 30 June 2020, as considered in the standalone financial results, which have been audited by their independent auditor. The independent auditors’ report on interim financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

b)

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2020 as reported in these financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Place: Mumbai	Membership No.: 049265
Date: 31 July 2020	UDIN: 20049265AAAAAW1868

4

News Release – 6	July 31, 2020

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

						(₹ in crores)
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2020
		Quarter ended				Year ended
	Particulars	June 30, 2020		March 31, 2020	June 30, 2019	March 31, 2020
				(Refer note 9)
I	Revenue from operations	Audited
	(a) Revenue		2,634.14	9,653.80	13,250.19	43,485.76
	(b) Other operating revenue		52.73	79.07	101.72	442.41
	Total revenue from operations (a)+(b)		2,686.87	9,732.87	13,351.91	43,928.17
II.	Other Income (includes Government incentives) (refer note 2)		134.33	268.92	401.20	1,383.05
III.	Total Income (I+II)		2,821.20	10,001.79	13,753.11	45,311.22
IV.	Expenses
	(a) Cost of materials consumed		1,173.22	5,542.12	9,401.53	26,171.85
	(b) Purchases of products for sale		457.22	1,443.36	1,651.46	5,679.98
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		309.56	473.60	(1,458.96)	722.68
	(d) Employee benefits expense		966.74	1,149.61	1,149.34	4,384.31
	(e) Finance costs		552.80	557.05	439.49	1,973.00
	(f) Foreign exchange (gain)/loss (net)		20.93	220.11	(37.15)	239.00
	(g) Depreciation and amortisation expense		859.89	984.13	777.05	3,375.29
	(h) Product development/Engineering expenses		138.19	297.37	120.06	830.24
	(i) Other expenses		661.73	1,850.33	2,051.94	7,720.75
	(j) Amount transferred to capital and other accounts		(177.70)	(300.83)	(301.91)	(1,169.46)
	Total expenses (IV)		4,962.58	12,216.85	13,792.85	49,927.64
V.	Loss before exceptional items and tax (III-IV)		(2,141.38)	(2,215.06)	(39.74)	(4,616.42)
VI.	Exceptional Items
	(a) Employee separation cost		—	0.86	0.14	2.69
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	10.08	—	(73.03)
	(c) Provision for loan given to/investment in subsidiary companies/joint venture		48.88	364.19	7.79	385.62
	(d) Provision for impairment of Passenger Vehicle Business (refer note 5)		—	1,418.64	—	1,418.64
	(e) Provision for Onerous Contracts (refer note 6)		—	777.00	—	777.00
VII.	Loss before tax (V-VI)		(2,190.26)	(4,785.83)	(47.67)	(7,127.34)
VIII.	Tax expense/(credit) (net)
	(a) Currrent tax		9.25	12.01	19.21	33.05
	(b) Deferred tax		(8.87)	73.21	30.22	129.24
	Total tax expense		0.38	85.22	49.43	162.29
IX.	Loss for the period from continuing operations (VII-VIII)		(2,190.64)	(4,871.05)	(97.10)	(7,289.63)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		26.26	(205.65)	(28.22)	(221.04)
	(ii) Income tax credit relating to items that will not be reclassified to profit and loss		2.49	29.28	5.70	33.71
	(B) (i) Items that will be reclassified to profit and loss		11.77	(208.42)	(42.77)	(294.19)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(4.12)	72.83	14.94	102.80
	Total other comprehensive income/(loss)		36.40	(311.96)	(50.35)	(378.72)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(2,154.24)	(5,183.01)	(147.45)	(7,668.35)
XII.	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	679.22	719.54
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)					17,668.11
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(6.09)	(13.54)	(0.29)	(21.06)
	(ii) Diluted EPS	₹	(6.09)	(13.54)	(0.29)	(21.06)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(6.09)	(13.54)	(0.29)	(21.06)
	(ii) Diluted EPS	₹	(6.09)	(13.54)	(0.29)	(21.06)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

(₹ in crores)

		Quarter ended			Year ended
	Particulars	June 30, 2020	March 31, 2020	June 30, 2019	March 31, 2020
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	1,437.96	7,015.65	10,209.68	32,932.89
II.	Passenger Vehicles	1,222.63	2,692.56	3,095.79	10,772.47
III.	Corporate/Unallocable	26.28	24.66	46.44	222.81

	Total Segment Revenue	2,686.87	9,732.87	13,351.91	43,928.17
	Less: Inter segment revenue	—	—	—	—

	Revenue from operations	2,686.87	9,732.87	13,351.91	43,928.17

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	(927.74)	(426.11)	481.97	(207.60)
II.	Passenger Vehicles	(644.95)	(1,012.53)	(310.46)	(2,727.57)
III.	Corporate/Unallocable	(50.76)	(117.35)	(71.99)	(263.92)

	Total Segment results	(1,623.45)	(1,555.99)	99.52	(3,199.09)
	Less: Inter segment eliminations	—	—	—	—

	Net Segment results	(1,623.45)	(1,555.99)	99.52	(3,199.09)
	Add/(Less) : Other income (excluding incentives)	55.80	118.09	263.08	794.67
	Add/(Less) : Finance costs	(552.80)	(557.05)	(439.49)	(1,973.00)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(20.93)	(220.11)	37.15	(239.00)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	—	(26.98)	—	71.52
	-Passenger Vehicles	—	(2,205.72)	(0.05)	(2,222.85)
	-Corporate/Unallocable	(48.88)	(338.07)	(7.88)	(359.59)

	Total loss before tax	(2,190.26)	(4,785.83)	(47.67)	(7,127.34)

		As at June 30,		As at June 30,	As at March 31,
		2020		2019	2020
C.	Segment Assets	Audited		Audited
I.	Commercial Vehicles	21,448.61		24,588.44	21,845.57
II.	Passenger Vehicles	16,650.99		18,526.65	16,774.98
III.	Corporate/Unallocable	23,917.86		21,040.91	23,778.25

	-Total	62,017.46		64,156.00	62,398.80
IV.	Assets classified as held for sale	193.38		168.40	191.07

	Total Assets	62,210.84		64,324.40	62,589.87

D.	Segment Liabilities
I.	Commercial Vehicles	9,121.93		13,559.04	11,237.44
II.	Passenger Vehicles	4,113.90		3,077.57	5,204.60
III.	Corporate/Unallocable	32,739.38		25,668.60	27,760.18

	Total Liabilities	45,975.21		42,305.21	44,202.22

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 31, 2020.
2)	Other income includes:

				(₹ in crores)
Particulars	Quarter ended			Year ended
	June 30, 2020	March 31, 2020	June 30, 2019	March 31, 2020
Dividend from subsidiaries	—	11.72	106.05	205.47

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

					(₹ in crores)
Particulars		Quarter ended			Year ended
		June 30, 2020	March 31, 2020	June 30, 2019	March 31, 2020
1	Revenue from operations	2,478.29	9,553.49	12,980.18	42,963.03
2	Loss before tax	(2,238.45)	(4,798.76)	(128.49)	(7,313.57)
3	Loss after tax	(2,236.23)	(4,905.78)	(148.16)	(7,453.98)

4)

During the year ended March 31, 2020, the Company has allotted Ordinary Shares and Convertible Warrants (‘Warrants’) on a Preferential basis to Tata Sons Pvt Ltd. Of the total amount of ₹ 6,494 crores, an amount of ₹ 3,892 crores has been received and is being utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has utilised amount of ₹ 3,712 crores as at June 30, 2020.

5)

The Company assessed the recoverable amount of Passenger vehicle business (TML Standalone), which represent a single cash-generating unit (CGU), as at March 31, 2020, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU due to change in market conditions. This has resulted in an impairment of ₹ 1,418.64 crores being recognized as exceptional charge for the quarter and year ended March 31, 2020.

6)

During the quarter and year ended March 31, 2020, a provision has been recognized for certain supplier contracts, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

7)

The Board of Directors has, at its meeting held today, approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and TML Business Analytics Services Limited (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹ 9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹ 11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

8)

Covid-19 pandemic has been rapidly spreading throughout the world, including India. Government in India has taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down for a considerable period of time, during the quarter ended June 30, 2020. As a result of the lockdown, the revenue for the quarter ended June 30, 2020 has been impacted. Continued lockdowns are likely to impact the Company operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic and the resultant lockdowns in the preparation of the financial statements including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

9)

The figures for the quarter ended March 31, 2020 as reported in these standalone financial results are the balancing figures between audited figures in respect of full financial year and the published year to date figures up to the end of the third quarter of the financial year ended March 31, 2020.

10)	The Statutory Auditors have carried an audit of the above results for the quarter ended June 30, 2020 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Austria, July 31, 2020	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.